                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                          ----------------------------


                                    FORM 8-B


              For Registration of Securities of Certain Successor
                    Issuers Pursuant to Section 12(b) or (g)
                     of the Securities Exchange Act of 1934


                               DTE ENERGY COMPANY
             (Exact name of registrant as specified in its charter)


          Michigan                                                                          38-3217752
--------------------------------                                                       ---------------------
(State or other jurisdiction                                                             (I.R.S. Employer
 of incorporation or organization)                                                      Identification No.)


  2000 2nd Avenue, Detroit, Michigan                                48226-1279
------------------------------------------------------------------------------------
(Address of principal executive offices)                             (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:                                     Name of each exchange on
                                                                             which each class is to be
                                                                             registered:

Common Stock, without par value                                              New York Stock Exchange
                                                                             Chicago Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.  General Information.

         DTE Energy Company (the "Registrant") was organized under the laws of the State of Michigan as a business corporation on January 26, 1995 under the name "DTE Holdings, Inc." The Registrant's name was changed November 2, 1995. The Registrant's fiscal year ends December 31 of each year.


Item 2.  Transaction of Succession.

         The Registrant's predecessor is The Detroit Edison Company ("Detroit Edison") which had, prior to the transaction described below, common stock, $10 par value (the "Detroit Edison common stock"), registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

         Pursuant to an Agreement and Plan of Exchange dated December 13, 1995 (the "Agreement") between the Registrant and Detroit Edison, each outstanding share of Detroit Edison common stock was exchanged for one share of common stock, without par value, of the Registrant at 12:01 A.M., Detroit, Michigan time on January 1, 1996, (the "Effective Time," as defined in the Agreement). Such exchange took place pursuant to the provisions of Section 703a of the Michigan Business Corporation Act, as amended (the "Business Corporation Act"), following approval thereof by the Boards of Directors and shareholders of Detroit Edison and the Registrant. As a result of the Exchange, the Registrant has issued and outstanding 145,119,875 shares of its common stock which are owned by the holders of shares of Detroit Edison common stock outstanding immediately before the Effective Time, and the Registrant is the sole holder of all the outstanding Detroit Edison common stock. As a result of the foregoing, the Registrant has become a holding company with Detroit Edison as a subsidiary.


Item 3.  Securities to be Registered.

         With respect to the Registrant's common stock registered hereby:

         Number of Shares Presently Authorized by
         Amended and Restated Articles of Incorporation   . . . . . . . . . . . . . . . . . . . .   400,000,000

         Number of Shares Presently Issued  . . . . . . . . . . . . . . . . . . . . . . . . . . .   145,119,875

         Number of Shares Presently Issued Which Are
         Held by or for the Account of the Registrant   . . . . . . . . . . . . . . . . . . . . . . . . .  None

Item 4.  Description of Registrant's Securities to Be Registered.

         General. The authorized capital stock of the Registrant consists of 5,000,000 shares of preferred stock, without par value, issuable in series of which none is outstanding, and 400,000,000 shares of common stock, without par value, of which 145,119,875 were outstanding at January 1, 1996. Detroit Edison, the Registrant's subsidiary, has an authorized capital stock of
(a) 6,747,484 shares of Preferred Stock, $100 par value, issuable in series, of which 3,351,223 shares were issued and outstanding in five series at January 1, 1996; (b) 30,000,000 shares of Preference Stock, $1 par value, of which no shares are outstanding; and (c) 400,000,000 shares of Detroit Edison common stock, of which 145,119,875 shares, all owned by the Registrant, were outstanding at January 1, 1996.

         The following statements, unless the context otherwise indicates, are brief summaries of the substance or general effect of certain provisions of the Registrant's Amended and Restated Articles of Incorporation (the "Registrant's Articles") or the Restated Articles of Incorporation, as amended, of Detroit Edison and the resolutions establishing series of Detroit Edison Preferred Stock and Preference Stock (collectively, "Detroit Edison's Articles"), and of Detroit Edison's Mortgage securing its outstanding Bonds. Such statements make use of defined terms and are not complete; they are subject to all the provisions of the Registrant's Articles, Detroit Edison's Articles or Detroit Edison's Mortgage Indenture, as the case may be.

         Dividend Rights. Dividends on common stock of the Registrant will depend in the foreseeable future primarily upon the earnings, financial condition and capital requirements of Detroit Edison. The ability of the Registrant to pay dividends on its common stock may be limited by existing or future covenants limiting the right of Detroit Edison to pay dividends on or acquire Detroit Edison common stock.

         Whenever dividends on all outstanding shares of Detroit Edison Preferred and Preference Stock of all series for all past quarter-yearly dividend periods have been paid in full and the full dividends for the then current quarter-yearly dividend period shall have been paid or declared and set apart for payment, and whenever Detroit Edison is obligated to retire shares of the Preferred Stock or Preference Stock pursuant to a sinking fund, it shall have redeemed or purchased all shares of the Preferred Stock or Preference Stock then or previously required to be redeemed or purchased pursuant to all such sinking funds, and subject to the limitations summarized below, the Detroit Edison Board of Directors may declare dividends on Detroit Edison common stock out of any funds of Detroit Edison legally available for that purpose.

         Interest is payable quarterly on Detroit Edison's 8.50% Quarterly Income Debt Securities ("QUIDS") (Junior Subordinated Deferrable Interest Debentures, due 2025) provided that, so long as an event of default has not occurred and is not continuing with respect to QUIDS, Detroit Edison has the right, upon prior notice by public announcement given in accordance with New York Exchange rules at any time, to extend the interest payment period at any time and from time to time on the QUIDS for up to 20 consecutive quarterly interest payment periods. As a consequence, quarterly interest payments on the QUIDS would be deferred but would continue to accrue during any deferral period. In the event that Detroit Edison exercises this right, Detroit Edison may not declare or pay dividends on, or redeem, purchase or acquire, any of its capital stock during such deferral period, other than redemptions of any series of capital stock of Detroit Edison pursuant to the terms of any sinking fund provisions with respect thereto. In addition, during any deferral period, Detroit Edison may not make any advance or loan to, or purchase any securities of, or make any other investment in, any affiliate of Detroit Edison, including Registrant for the purpose of, or to enable the payment of, directly or indirectly, dividends on any equity securities of Registrant.

         Voting Rights. The shares of the Registrant's common stock entitle the holders thereof to one vote for each share upon all matters upon which shareholders have the right to vote, subject to special voting rights, if any, which may vest in the holders of the Registrant's preferred stock. The Registrant's preferred stock may be issued in series, each of which shall have such relative voting, distribution, dividend, liquidation and other rights, preferences and limitations and redemption and/or conversion provisions (including provisions for the redemption or conversion of shares at the option of the shareholder or the Registrant or upon the happening of a specified event) as shall be prescribed by a resolution of the Board of Directors. To the extent any of Registrant's preferred stock has voting rights, no share of preferred stock may be entitled to more than one vote per share. If a quorum consisting of a majority of the shares outstanding and entitled to vote on the matter is present (either in person or by proxy) at a shareholders' meeting, action on a matter (other than the election of directors) shall be authorized by a majority of the votes cast by the holders of shares entitled to vote thereon, except as described under "Board of Directors" below, and unless a greater vote is required by law.

         Preemptive Rights. Holders of the Registrant's common stock have no preemptive subscription rights.

         Liquidation Rights. In the event of any liquidation or dissolution of the Registrant, holders of common stock are entitled to receive the net assets of the Registrant except to the extent of the preferential rights, if any, of the holders of the Registrant's preferred stock as may be established from time to time in accordance with the Registrant's Articles.

         Board of Directors. The Registrant's Bylaws provide for a Board of Directors, having such number as shall be determined from time to time by resolution of the Board of Directors, so long as the total number of directors is not less than twelve nor more than eighteen, subject to the Board of Director's authority to change the minimum and maximum number of directors.
The Registrant's Bylaws provide for the classification of the Board of Directors into groups with directors being elected for three-year terms. Under the Registrant's Bylaws, the provision providing for the classification of the Board of Directors may not be amended or repealed without the vote of a majority of the shares of the Registrant's common stock.

         Cumulative Voting. In the election of directors, every holder of common stock, and every holder of preferred stock entitled to vote for the election of directors whose preferred stock has been granted the right to cumulate votes in the election of directors, shall have the right to cumulative voting.

         Amendments to the Registrant's Articles. The Registrant's Articles may be amended by the affirmative vote of the holders of a majority of the outstanding shares of the Registrant entitled to vote on such amendment (which would include the common stock and any series of preferred stock which, by its terms or applicable law, was so entitled to vote), unless any class or series of shares is entitled to vote as a class in respect thereof, in which event the proposed amendment must be approved in addition by the required vote of each class or series or shares entitled to vote as a class in respect thereof.

         Call of Meetings. The Registrant's Bylaws provide that no special meeting of shareholders may be called by shareholders unless called by the holders of at least a majority of all the votes entitled to be cast on each issue proposed to be considered at the special meeting.

         The Registrant's Bylaws provide that Chapter 7B of the Michigan Business Corporation Act ("Act") does not apply to Registrant. The Act regulates shareholder rights when an individual's stock ownership reaches at least 20 percent of a Michigan corporation's outstanding shares. As a result of the amendment, a shareholder seeking control of the Registrant cannot require the Registrant's Board of Directors to call a meeting to vote on issues related to corporate control within 10 days, as stipulated by the Act.

         Miscellaneous. The transfer agent for the common stock is Detroit Edison, 2000 2nd Avenue, Detroit, Michigan 48226-1279.

         The Registrant reserves the right to increase, decrease or reclassify its authorized capital stock or any class or series thereof, and to amend or repeal any provisions of the Registrant's Articles and Bylaws, in the manner prescribed by law, subject to the limitations described in the Registrant's Articles; and all rights conferred on shareholders in the Registrant's Articles are subject to this reservation.


Item 5.  Financial Statements and Exhibits.

         (a) Financial Statements. No financial statements of the Registrant are presented because (i) the Registrant is a newly-formed company and has no material assets (other than the common stock of Detroit Edison and certain of its former subsidiaries) or liabilities or operating history, and
(ii) the capital structure and balance sheet of the Registrant immediately after the succession as described in Item 2 were substantially the same as those of Detroit Edison, its predecessor.

         (b)     Exhibits.


Number           Description of Document                                                          Page Number
------           -----------------------                                                          -----------
1 (2)            Agreement and Plan of Exchange

2                Prospectus and Proxy Statement dated March 17, 1995 (incorporated by reference to the Form S-4 Registration Statement File No. 33-57545)

3A(3.1)          Amended and Restated Articles of Incorporation of DTE Energy Company
                 dated December 13, 1995.

3B(3.2)          Amended and Restated Bylaws of DTE Energy Company dated December 11, 1995.

3C(4)            Restated Articles of Incorporation, as amended, of Detroit Edison
                 (incorporated by reference to Exhibit 4-117 to the Form 10-Q of Detroit Edison for the fiscal quarter ended March 31, 1993)

Number           Description of Document                                                          Page Number
------           -----------------------                                                          -----------
3D(4)            Certificate containing resolution of the Board of Directors of Detroit
                 Edison establishing the Cumulative Preferred Stock, 7.75% Series
                 (incorporated by reference to Exhibit 4-134 of the Form 10-Q of Detroit
                 Edison for the quarter ended March 31, 1993)

3E(4)            Certificate containing resolution of the Board of Directors establishing the Cumulative Preferred Stock, 7.74% Series (incorporated by reference to Exhibit 4-140 of the Form 10-Q of Detroit Edison for the quarter ended
                 March 31, 1993)

3F(4)            Collateral Trust Indenture (Notes), dated as of June 30, 1993 between The
                 Detroit Edison Company and Bankers Trust Company (Exhibit 4-152 to
                 Registration Statement No. 33-50325)

3G(4)            First Supplemental Note Indenture, dated as of June 30, 1993 (Exhibit 4-153 to Registration No. 33-50325)

3H(4)            Second Supplemental Note Indenture, dated as of September 15, 1993 (Exhibit
                 4-159 to the Detroit Edison Company's Form 10-Q for quarter ended September
                 30, 1993)

3I(4)            Third Supplemental Note Indenture, dated as of August 15, 1994 (Exhibit 4-169 to The Detroit Edison Company's Form 10-Q for quarter ended September 30, 1994)

3J(4)            Fourth Supplemental Note Indenture, dated as of August 15, 1995 (Exhibit 4-175 to The Detroit Edison Company's Form 10-Q for quarter ended September 30, 1995)

3K(4)            Mortgage and Deed of Trust, dated as of October 1, 1924, between The Detroit
                 Edison Company (File No. 1-2198) and Bankers Trust Company of Trustee
                 (Exhibit B-1 to Registration No. 2-1630) and indentures supplemental thereto, dated as of dates indicated below, and filed as exhibits to The Detroit Edison
                 Company's filing as set forth below:
                 September 1, 1947         Exhibit B-20 to Registration No. 2-7136
                 October 1, 1968           Exhibit 2-B-33 to Registration No. 2-30096
                 November 15, 1971         Exhibit 2-B-38 to Registration No. 2-42160
                 January 15, 1973          Exhibit 2-B-39 to Registration No. 2-46595
                 June 1, 1978              Exhibit 2-B-51 to Registration No. 61643
                 June 30, 1982             Exhibit 4-30 to Registration No. 2-78941
                 August 15, 1982           Exhibit 4-32 to Registration No. 2-79674
                 October 15, 1985          Exhibit 4-170 to Form 10-K for December 31, 1994

Number           Description of Document                                                          Page Number
------           -----------------------                                                          -----------
3K(4)            November 30, 1987         Exhibit 4-139 to Form 10-K for December 31, 1994
(cont)           July 15, 1989             Exhibit 4-171 to Form 10-K for December 31, 1994
                 December 1, 1989          Exhibit 4-172 to Form 10-K for December 31, 1994
                 February 15, 1990         Exhibit 4-173 to Form 10-K for December 31, 1994
                 November 1, 1990          Exhibit 4-110 to Form 10-K for December 31, 1990
                 April 1, 1991             Exhibit 4-111 to Form 10-Q for March 31, 1991
                 May 1, 1991               Exhibit 4-112 to Form 10-Q for June 30, 1991
                 May 15, 1991              Exhibit 4-113 to Form 10-Q for June 30, 1991
                 September 1, 1991         Exhibit 4-116 to Form 10-Q for September 30, 1991
                 November 1, 1991          Exhibit 4-119 to Form 10-K for December 31, 1991
                 January 15, 1992          Exhibit 4-120 to Form 10-K for December 31, 1991
                 February 29, 1992         Exhibit 4-121 to Form 10-Q for March 31, 1992
                 April 15, 1992            Exhibit 4-122 to Form 10-Q for June 30, 1992
                 July 15, 1992             Exhibit 4-123 to Form 10-Q for September 30, 1992
                 July 31, 1992             Exhibit 4-124 to Form 10-Q for September 30, 1992
                 November 30, 1992         Exhibit 4-130 to Registration No. 33-56496
                 January 1, 1993           Exhibit 4-131 to Registration No. 33-56496
                 March 1, 1993             Exhibit 4-141 to Form 10-Q for March 31, 1993
                 March 15, 1993            Exhibit 4-142 to Form 10-Q for March 31, 1993
                 April 1, 1993             Exhibit 4-143 to Form 10-Q for March 31, 1993
                 April 26, 1993            Exhibit 4-144 to Form 10-Q for March 31, 1993
                 May 31, 1993              Exhibit 4-148 to Registration No. 33-64296
                 June 30, 1993             Exhibit 4-149 to Form 10-Q for June 30, 1993
                                           (1993 Series AP)
                 June 30, 1993             Exhibit 4-150 to Form 10-Q for June 30, 1993
                                           (1993 Series H)
                 September 15, 1993        Exhibit 4-158 to Form 10-Q for September 30, 1993
                 March 1, 1994             Exhibit 4-163 to Registration No. 33-53207

Number           Description of Document                                                          Page Number
------           -----------------------                                                          -----------
3K(4)            June 15, 1994             Exhibit 4-166 to Form 10-Q for June 30, 1994
(cont)           August 15, 1994           Exhibit 4-168 to Form 10-Q for September 30, 1994
                 December 1, 1994          Exhibit 4-169 to Form 10-K for December 31, 1994
                 August 1, 1995            Exhibit 4-174 to Form 10-Q for September 30, 1995

3L(*10.1)        Form of 1995 Indemnification Agreement between the Registrant and (1)
                 Terence E. Adderley, (2) Lilliam Bauder, (3) David Bing, (4) Anthony F.
                 Earley, Jr., (5) Larry G. Garberding, (6) Allan D. Gilmour, (7)
                 Theodore S. Leipprandt, (8) John E. Lobbia, (9) Patricia S. Longe,
                 (10) Eugene A. Miller, (11) Dean E. Richardson, (12) Alan E. Schwartz,
                 (13) William Wegner, (14) Christopher C. Arvani, (15) Susan M. Beale,
                 (16) Elaine M. Godfrey, (17) Ronald J. Giaier, (18) Ronald W. Gresens,
                 (19) Thomas A Hughes, (20) Frederic S. Karwacki, (21) Leslie L.  Loomans,
                 (22) Peter A. Marquardt, (23) Christopher C. Nern, and (24) Albert J. Tack.

3L(*10.2)        Form of Indemnification Agreement between The Detroit Edison Company
                 ("Detroit Edison") and (1) Frank E. Agosti, (2) Gerard M. Anderson,
                 (3) Robert J. Buckler, (4) Ronald W. Gresens, (5) Leslie L. Loomans,
                 (6) S. Martin Taylor, (7) Susan M. Beale, (8) Frederick S. Karwacki,
                 (9) Douglas R. Gipson, (10) Thomas A. Hughes, (11) Christopher C.
                 Nern, (12) Elaine M. Godfrey, (13) Christopher C. Arvani, (14) Michael
                 E. Champley, and (15) Haven E. Cockerham, (16) Ronald J. Giaier,
                 (17) Peter A. Marquardt, and (18) Albert J. Tack (Exhibit 10-41 to
                 Detroit Edison's Form 10-Q for quarter ended June 30, 1993).

3L(*10.3)        The Detroit Edison Company Shareholder Value Improvement Plan - A, as
                 amended and restated effective January 1, 1996.

3L(*10.4)        Certain arrangements pertaining to the employment of S. Martin Taylor
                 (Exhibit 10-38 to Detroit Edison's Form 10-K for year ended December 31,
                 1992).

3L(*10.5)        Certain arrangements pertaining to the employment of Anthony F. Earley,
                 Jr. (Exhibit 10-53 to Detroit Edison's Form 10-Q for quarter ended March
                 31, 1994).

3L(*10.6)        Third Restatement of the Detroit Edison Company Savings Reparation Plan,
                 effective as of January 1, 1996.

Number           Description of Document                                                          Page Number
------           -----------------------                                                          -----------
3L(*10.7)        Certain arrangements pertaining to the employment of Haven E. Cockerham
                 (Exhibit 10-55 to Detroit Edison's Form 10-Q for quarter ended September
                 30, 1994).

3L(*10.8)        Key Employee Deferred Compensation Plan (January 1990).  (Exhibit 10-21
                 to Detroit Edison's Form 10-K for year ended December 31, 1989).

3L(*10.9)        Third Restatement of the Retirement Reparation Plan for Certain Employees
                 of Detroit Edison, effective as of January 1, 1996.

3L(*10.10)       Third Restatement of the Benefit Equalization Plan for Certain Employees
                 of Detroit Edison, effective as of January 1, 1996.

3L(*10.11)       Certain Arrangements Pertaining to the Employment of Larry G. Garberding
                 (Exhibit 28-52 to Detroit Edison's Form 10-Q for quarter ended June 30, 1990).

3L(*10.12)       Form of Indemnification Agreement, between Detroit Edison and (1) John E.
                 Lobbia, (2) Larry G. Garberding and (3) Anthony F. Earley, Jr. (Exhibit
                 19-7 to Detroit Edison's Form 10-Q for quarter ended March 31, 1992).

3L(*10.13)       Form of Indemnification Agreement between Detroit Edison and (1) Terence E.
                 Adderley, (2) Lillian Bauder, (3) David Bing, (4) Alan E. Schwartz, (5)
                 William Wegner, (6) Theodore S. Leipprandt, (7) Patricia S. Longe, (8)
                 Eugene A. Miller, (9) Dean E. Richardson, and (10) Allan D. Gilmour
                 (Exhibit 19-8 to Detroit Edison's Form 10-Q for quarter ended March 31, 1992).

3L(*10.14)       Supplemental Long Term Disability Plan, dated November 5, 1991 (Exhibit 10-32 to Detroit Edison's Form 10-K for year ended December 31, 1991).

3L(*10.15)       Executive Vehicle Program, dated October 1, 1993 (Exhibit 10-47 to Detroit
                 Edison's Form 10-Q for quarter ended September 30, 1993).

3L(*10.16)       Amendment No. 1 to Executive Vehicle Plan, November 1993 (Exhibit 10-58 to
                 Detroit Edison's Form 10-K for year ended December 31, 1993).

3L(*10.17)       Certain arrangements pertaining to the employment of Gerard M. Anderson
                 (Exhibit 10-40 to Detroit Edison's Form 10-K for year ended December 31,
                 1993).

Number           Description of Document                                                          Page Number
------           -----------------------                                                          -----------
3L(*10.18)       Third Restatement of The Detroit Edison Company Management Supplemental
                 Plan, effective as of January 1, 1996.

3L(*10.19)       Third Restatement of The Detroit Edison Company Plan for Deferring the
                 Payment of Directors' Fees (January 1, 1996).

3L(*10.20)       DTE Energy Company Retirement Plan for NonEmployee Directors
                 (January 1, 1996).

3L(*10.21)       DTE Energy Company Plan for Deferring the Payment of Directors' Fees
                 (January 1, 1996).

3M(21)           Subsidiaries of the Registrant

4(11)            Primary and Fully Diluted Earnings Per Share of Common Stock

5(12A)           Computation of Ratio of Earnings to Fixed Charges

5(12B)           Computation of Ratio of Earnings to Fixed Charges and Preferred
                 Stock Dividend Requirements


*Denotes management contract or compensatory plan  or arrangement.


------------------------------------
Note:  Number in parentheses refers to Exhibit number from Item 601 of Form S-K.




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




                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this application for registration (or registration statement), or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        DTE ENERGY COMPANY



                                        By: John E. Lobbia
                                            ------------------------------------
                                            John E. Lobbia
                                            Chairman and Chief Executive Officer



Date:  January 2, 1996




                                      11